January 23, 2020

James Longshore
Chief Executive Officer
Xtra-Gold Resources Corp.
Village Road Plaza, Suite 2150
P.O. Box AP 59217
Nassau
Bahamas

       Re: Xtra-Gold Resources Corp.
           Form 20-F/A for the Fiscal Year Ended December 31, 2018 Filed July 31, 2019
           File No. 333-139037

Dear Mr. Longshore:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation